Schedule 13D                                                         Page 1 of 5
CUSIP NO: 670009109
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           NOVEN PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                   670009-10-9
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                                 (CUSIP Number)

                            Douglas P. Fremont, Esq.
                             Greenberg Traurig, P.A.
                      777 S. Flagler Drive, Suite 310 East
                            West Palm Beach, FL 33401
                                 (561) 650-7900
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 30, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                                                               Page 2 of 5
CUSIP NO: 670009109
--------- ------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Noreen G. Sablotsky
--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      [ ]
          (b)      [ ]
--------- ------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO, PF
--------- ------------------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------- ------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------- ------- -----------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF
SHARES                       1,076,750
                     ------- -----------------------------------------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY
EACH
                     ------- -----------------------------------------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       1,076,750
WITH                 ------- -----------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
--------- ------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,076,750(1)
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [ ]
--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ------------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares held by Sablotsky Delta Limited Partnership, and 50,000 shares held by Sablotsky Alpha Limited Partnership. Ms. Sablotsky is the sole limited partner of both Nevada limited partnerships. Ms. Sablotsky is also the sole shareholder, director, and officer of Sablotsky Delta, Inc. and Sablotsky Alpha, Inc., the Nevada corporate general partners of Sablotsky Delta Limited Partnership and Sablotsky Alpha Limited Partnership, respectively.

Schedule 13D                                                         Page 3 of 5
CUSIP NO: 670009109


         This Amendment No. 1 to the Schedule 13D filed by the undersigned May 2, 2000 amends the Schedule 13D as specifically set forth.

Item 1 is hereby amended as follows:

ITEM 1:  SECURITY AND ISSUER:

         The class of equity securities to which this Schedule relates is the common stock, $.0001 par value (the "Common Stock"), of Noven Pharmaceuticals, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 11960 S.W. 144th Street, Miami, Florida 33186.

         The percentage of beneficial ownership reflected in this Schedule is based upon 21,775,930 shares of Common Stock outstanding on April 28, 2000, which number has been obtained directly from the Issuer's Form 10-Q for the first quarter of 2000 filed on May 2, 2000, and includes an aggregate of 8,250 shares of Common Stock which underlie stock options held by Ms. Sablotsky which are exercisable within 60 days of the date of filing of this Amendment.

Item 2 is hereby amended as follows:

         This schedule is being filed on behalf of Noreen G. Sablotsky.

         Ms. Sablotsky's business address is 1000 E. Hallandale Beach Boulevard, Hallandale, Florida 33009.

         Ms. Sablotsky, a chemist by training, is an investor.

         During the last five years, Ms. Sablotsky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Ms. Sablotsky has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against her enjoining her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Sablotsky is a citizen of the United States.

Item 3 is hereby amended as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Ms. Sablotsky received 1,743,725 shares of Common Stock from her former husband and current Chairman of the Board of the Issuer, Steven Sablotsky, pursuant to a marital settlement agreement effective as of January 20, 2000.

         Ms. Sablotsky used personal funds to pay the exercise price of stock options to purchase 12,000 shares of Common Stock on June 9, 2000.

Item 4 is hereby amended as follows:

Schedule 13D                                                         Page 4 of 5
CUSIP NO: 670009109


ITEM 4:  PURPOSE OF TRANSACTION

         Ms. Sablotsky accepted the 1,743,725 shares of Common Stock from her former husband as consideration pursuant to her marital settlement agreement.

         Ms. Sablotsky's exercised stock options to purchase 12,000 shares of Common Stock on June 9, 2000 in order to acquire the shares.

         Ms. Sablotsky sold 307,500 shares of the Common Stock between March 27, 2000 and June 30, 2000. The purpose of those sales was to dispose of those shares. On June 19, 2000 Ms. Sablotsky gifted 1,000 shares of Common Stock. The purpose of the gift was to make a charitable contribution.

         Ms. Sablotsky currently intends to dispose of additional shares of the Common Stock over a period of time, subject to the limitations of the securities laws.


Item 5 is hereby amended as follows:

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         a) Ms. Sablotsky beneficially owns 1,076,750 shares of Common Stock, including 300,000 shares owned by Sablotsky Delta Limited Partnership, 50,000 shares owned by Sablotsky Alpha Limited Partnership, and 8,250 shares underlying stock options which are exercisable with 60 days of the date of filing of this Schedule. The 1,076,750 shares represent 4.9% of the Issuer's outstanding shares of Common Stock.

         b) Ms. Sablotsky has sole voting and dispositive power with respect to the 1,076,750 shares of Common Stock.

         c) During the period May 17, 2000 through June 30, 2000, Ms. Sablotsky sold an aggregate of 307,500 shares of the Issuer's Common Stock for an aggregate sale price of $7,034,239 through Salomon Smith Barney. The 307,500 shares were sold in twenty-one lots as follows: 2,500 shares at $16.00 per share; 10,000 shares at $19.125 per share; 10,000 shares at $19.125 per share; 8,000 shares at $19.125 per share; 10,000 shares at $19.125 per share; 10,000 shares at $19.25 per share; 10,000 shares at $19.25 per share; 10,000 shares at $19.375 per share; 9,700 shares at $19.50 per share; 300 shares at $19.562; 10,000 shares at $19.125 per share; 10,000 shares at $19.875 per share; 10,000 shares at $20.00 per share; 40,000 shares at $19.687 per share; 30,000 shares at $20.50; 20,000 shares at $20.187; 12,000 shares at $20.625; 25,000 shares at
$27.75 per share; 25,000 shares at $28.125 per share; 25,000 shares at $28.50 per share; and 20,000 shares at $29.625 per share.

         On June 19, 2000 Ms. Sablotsky gifted 1,000 shares of Common Stock.

         On June 9, 2000, Ms. Sablotsky purchased 12,000 shares of Common Stock for an aggregate purchase price of $107,700 by exercising one stock option for 10,000 shares at an exercise price of $9.02 per share and one stock option for 2,000 shares at an exercise price of $8.75 per share.

         d)  Not Applicable.

         e) On June 30, 2000, Ms. Sablotsky ceased to be the beneficial owner of more than 5% of the Common Stock.

Schedule 13D                                                         Page 5 of 5
CUSIP NO: 670009109


ITEM 4:  PURPOSE OF TRANSACTION

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2000
------------
Date

/S/ NOREEN G. SABLOTSKY
-----------------------
Signature

NOREEN G. SABLOTSKY
-------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)